Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Third Quarter and Nine-Month Period Ended September 30, 2025

Glyfada, Greece, November 28, 2025, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated financial results for the third quarter and nine-month period ended September 30, 2025.

•	Revenue
o	$12.6 million in Q3 2025
o	$30.8 million in 9M 2025
•	Net income / (loss)
o	$0.7 million net income in Q3 2025
o	$2.6 million net loss in 9M 2025
•	Adjusted EBITDA
o	$5.5 million in Q3 2025
o	$10.7 million in 9M 2025
•	Time Charter Equivalent
o	$14,702 per day in Q3 2025
o	$11,705 per day in 9M 2025
•	We reached an agreement with one of our existing Lenders to reduce the margin and extend the maturity of the existing Facility.
•	We have secured Financing arrangements for the two new building vessels which are scheduled for delivery in the second half of 2026.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate nine dry bulk carriers, consisting of six Kamsarmax and three Ultramax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Cyprus
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
GLBS Hero	2024	Nihon Shipyard Co., Ltd.	Ultramax	January 2024	64,000	Marshall Is.
GLBS Might	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	August 2024	64,000	Marshall Is.
GLBS Magic	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	September 2024	64,000	Marshall Is.
GLBS Angel	2016	Hudong-Zhonghua	Kamsarmax	November 2024	81,119	Marshall Is.
GLBS Gigi	2014	Tsuneishi Hi Cebu	Kamsarmax	December 2024	81,817	Marshall Is.
Weighted Average Age: 8 Years as of November 28, 2025					680,622

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Current Fleet Deployment

All our vessels are currently operating on short-term time charters (“on spot”).

Management Commentary

“During the third quarter of 2025, we experienced a gradual but meaningful improvement in market rates for the vessel segments in which we operate. The quarter ended at significantly higher levels than it began with, our nimble chartering strategy allowed us to effectively capture the upward momentum. This positive trend continued into the fourth quarter of 2025, with rates for midsize bulk carriers currently ranging around $15,000 and $18,000 per day. Our modern fleet is well positioned to benefit from these conditions through short-term and index-linked chartering arrangements that provide direct exposure to improving market fundamentals. Asset values remain elevated, and sale-and-purchase activity has been strong across the market.

“Operationally, we completed the dry-docking of one vessel during the quarter, which temporarily affected utilization. Although the work experienced a minor delay due to unforeseen circumstances, the final outcome met our expectations and costs remained within acceptable levels.

“Construction of our two Ultramax newbuildings in Japan, scheduled for delivery in 2026, is progressing according to plan. These fuel-efficient vessels will enhance our operational flexibility and are well received by charterers.

“We also secured financing for both newbuildings from Japanese institutions on what we consider attractive terms. In parallel, we amended one of our existing credit facilities, achieving a reduced margin and an extended maturity, with a long-standing financial partner.

“Looking ahead, market conditions remain constructive. We see encouraging signs across several dry bulk trade routes and are optimistic about the outlook for the midsize bulker segment. We look forward to operating our fully delivered fleet, generating sustainable cash flows, and delivering meaningful returns to shareholders.”

Recent Developments

Sale of vessel

On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million before commissions and expenses. The vessel was delivered to her new owners on March 17, 2025.

Debt financing

In September 2025, the Company amended its CIT loan facility with First Citizens Bank & Trust Company, extending the termination date of Tranches F and G to August 10, 2027, to align with Tranches H and I. The amendment also revised the repayment schedules for the affected tranches and reduced the applicable margin for all tranches from 2.70% to 1.95%. The Company determined that the changes did not substantially modify CIT Loan Facility’s terms and the Company recognized a gain on modification which amounted to $461 thousand.

The Company, through its subsidiaries, has arranged a $25 million loan facility and a $28 million sale and bareboat back agreement for its two vessels under construction, which are scheduled for delivery in the second half of 2026.

Earnings Highlights

	Three months ended September 30,		Nine months ended September 30,

(Expressed in thousands of U.S dollars except for daily rates and per share data)	2025	2024	2025	2024

Revenue	12,596	8,950	30,753	26,179
Net income / (loss)	725	(550)	(2,625)	2,430
Adjusted EBITDA (1)	5,516	2,907	10,734	8,881
Basic & diluted earnings / (loss) per share (2)	0.04	(0.03)	(0.13)	0.12

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of shares for the nine-month period ended September 30, 2025, and 2024, was 20,582,301. The weighted average number of shares for the three-month period ended September 30, 2025, and 2024, was 20,582,301.

Third quarter of the year 2025 compared to the third quarter of the year 2024

Net income for the third quarter of the year 2025 amounted to $0.7 million or $0.04 basic income per share based on 20,582,301 weighted average number of shares compared to net loss of $0.55 million or $0.03 basic loss per share based on 20,582,301 weighted average number of shares for the same period last year.

Revenue

During the three-month period ended September 30, 2025, and 2024, our Revenues reached $12.6 million and $8.95 million, respectively. The 41% increase in Revenues is primarily attributable to the higher average number of vessels operated by the Company during the three-month period ended September 30, 2025, compared to the same period in 2024. The Company operated an average fleet of 9 vessels in the third quarter of 2025, compared to an average of 6.7 vessels during the corresponding period in 2024. Furthermore, the Daily Time Charter Equivalent rate (TCE) for the third quarter of 2025 was $14,702 per vessel per day against $13,867 per vessel per day during the same period in 2024 corresponding to an increase of 6%.

First nine months of the year 2025 compared to the first nine months of the year 2024

Net loss for the nine-month period ended September 30, 2025, amounted to $2.6 million or $0.13 basic loss per share based on 20,582,301 weighted average number of shares, compared to net income of $2.4 million for the same period last year or $0.12 basic income per share based on 20,582,301 weighted average number of shares.

Revenue

During the nine-month period ended September 30, 2025, and 2024, our Revenues reached $30.8 million and $26.2 million, respectively. The 18% increase in Revenues is primarily attributable to the higher average number of vessels operated by the Company during the first nine months of 2025 compared to the same period in 2024. The Company operated an average fleet of 9.3 vessels in the first nine months of 2025, compared to an average of 6.8 vessels during the corresponding period in 2024. Conversely, the daily Time Charter Equivalent rate (TCE) for the nine-month period ended September 30, 2025, was $11,705 per vessel per day, compared to $13,450 per vessel per day for the same period in 2024, representing a 13% decline, which is attributed to the worse conditions throughout the bulk market for the first six months of 2025. This decrease is attributed to unfavourable market conditions in the bulk shipping sector during the first half of 2025.

Fleet Summary data

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Ownership days (1)	828	612	2,532	1,862
Available days (2)	795	612	2,460	1,862
Operating days (3)	785	609	2,450	1,848
Fleet utilization (4)	98.7%	99.6%	99.6%	99.3%
Average number of vessels (5)	9.0	6.7	9.3	6.8
Daily time charter equivalent (TCE) rate (6)	$14,702	$13,867	$11,705	$13,450
Daily operating expenses (7)	$5,841	$5,824	$5,587	$5,326

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Selected Consolidated Financial & Operating Data

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

(In thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated Condensed Statements of Operations:
Revenue	12,596	8,950	30,753	26,179
Voyage and Operating vessel expenses	(5,746)	(3,934)	(16,103)	(10,776)
General and administrative expenses	(1,363)	(2,147)	(3,889)	(6,527)
Depreciation and Depreciation of dry-docking costs	(3,539)	(2,100)	(10,937)	(6,485)
Reversal of Impairment	-	-	-	1,891
Other income & gain from sale of vessel, net	29	40	2,110	7
Interest and finance costs and foreign exchange losses, net	(1,263)	(1,035)	(4,578)	(2,077)
Gain/(Loss) on derivative financial instruments, net	11	(324)	19	218
Net income / (loss) for the period	725	(550)	(2,625)	2,430

Basic net income / (loss) per share for the period (1)	0.04	(0.03)	(0.13)	0.12
Adjusted EBITDA (2)	5,516	2,907	10,734	8,881

(1) The weighted average number of shares for the nine-month period ended September 30, 2025, and 2024, was 20,582,301. The weighted average number of shares for the three-month period ended September 30, 2025, and 2024, was 20,582,301.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from/(used in) operating activities for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of U.S. dollars)	2025	2024	2025	2024

	(Unaudited)		(Unaudited)
Net income/(loss) for the period	725	(550)	(2,625)	2,430
Interest and finance costs, net	1,263	1,035	4,578	2,077
Loss / (Gain) on derivative financial instruments, net	(11)	324	(19)	(218)
Depreciation and Depreciation of dry-docking costs	3,539	2,100	10,937	6,485
Reversal of Impairment loss	-	-	-	(1,891)
Gain from sale of vessel	-	(2)	(2,137)	(2)
Adjusted EBITDA	5,516	2,907	10,734	8,881
Payment of deferred dry-docking costs	(1,905)	67	(3,861)	(470)
Net increase in operating assets	(515)	(256)	(900)	(382)
Net (increase)/decrease in operating liabilities	468	328	(1,248)	2,699
Provision for staff retirement indemnities	3	(1)	68	31
Foreign exchange (losses)/gains net, not attributed to cash & cash equivalents	(10)	(20)	(67)	(7)
Net cash generated from operating activities	3,557	3,025	4,726	10,752

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of U.S. dollars)	2025	2024	2025	2024

	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	3,557	3,025	4,726	10,752
Net cash used in investing activities	(22,552)	(35,158)	(13,300)	(64,402)
Net cash (used in) / generated from financing activities	(3,575)	21,072	(12,506)	39,152

	As at September 30,	As at December 31,
(Expressed in thousands of U.S. Dollars)	2025	2024

	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and Advances for Vessel purchase, net	255,102	264,030
Cash and cash equivalents (including current restricted cash)	28,162	50,657
Other current and non-current assets	6,527	6,299
Total assets	289,791	320,986
Total equity	173,776	176,401
Total debt & Finance liabilities, net of unamortized debt discount	109,791	137,090
Other current and non-current liabilities	6,224	7,495
Total equity and liabilities	289,791	320,986

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide. The Company’s operating fleet consists of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally, with a total carrying capacity of 680,622 Dwt and a weighted average age of 8 years as of November 28, 2025.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

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